UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM U-9C-3


              QUARTERLY REPORT PURSUANT TO RULE 58 OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935.

                  For the quarterly period ended March 31, 2002


                                SCANA Corporation
--------------------------------------------------------------------------------
                      (Name of registered holding company)

                1426 Main Street, Columbia, South Carolina 29201
--------------------------------------------------------------------------------
                    (Address of principal executive offices)






                                Table of Contents

 Item
  No.                                      Title                         Page
--------------------------------------------------------------------------------


   1     Organization Chart                                                2

   2     Issuances and Renewals of Securities and Capital Contributions    3

   3     Associate Transactions                                            3

   4     Summary of Aggregate Investment                                   4

   5     Other Investments                                                 5

   6     Financial Statements and Exhibits                                 6




ITEM 1 - ORGANIZATION CHART

                     Name            Energy                                             Percentage
                      of                or              Date             State          of Voting
                  Reporting       Gas - related          of                of           Securities          Nature of
                   Company           Company      Organization        Organization        Held               Business
-                  -------           -------      ------------        ------------        ----               --------

SCANA Corporation (a)
   SCANA Resources, Inc.             Energy       September 8, 1987    South Carolina     100%    Renders energy management services
      Solo Energy Corporation        Energy       January 6, 1997      Delaware            (c)    Organized to provide long-term
                                                                                                  energy service contracts from use
                                                                                                  of micro turbines
   South Carolina Electric & Gas Company
(b)
      SC Coaltech No. 1 LP           Energy       April 7, 2000        Delaware             40%   Production and sale of synthetic
                                                                                                  fuel
      Coaltech No. 1 LP              Energy       March 7, 1997        Delaware             25%   Production and sale of synthetic
                                                                                                  fuel

   SCANA Energy Marketing, Inc.      Energy       June 30, 1987        South Carolina     100%    Markets electricity, natural gas
                                                                                                  and other light hydrocarbons

   ServiceCare, Inc.                 Energy       September 30, 1994   South Carolina     100%    Provides energy-related products
                                                                                                  and service contracts on home
                                                                                                  appliances

   Primesouth, Inc.                  Energy       August 25, 1986      South Carolina     100%    Engages in power plant management
                                                                                                  and maintenance services

   Public Service Company of North Carolina,
     Incorporated (b)
      Clean Energy Enterprises, Inc. Energy       December 30, 1994    North Carolina     100%    Sells, installs and services
                                                                                                  compressed natural gas conversion
                                                                                                  equipment

      PSNC Blue Ridge Corporation    Energy       August 31, 1992      North Carolina     100%    Renders energy management services

   SCG Pipeline, Inc.                Energy       April 10, 2001       South Carolina     100%    Transportation of natural gas



(a) The Public Utility Holding Company is not a reporting company, but is included herein because it directly and/or indirectly holds securities in energy-related companies.

(b) These SCANA Corporation system companies are not reporting companies, but they are included herein because they hold securities directly in the energy-related companies set forth below their names.

(c) Solo Energy Corporation declared insolvency in November 2001; SCANA Resources, Inc. owns 23.8% of the voting securities of SOLO Energy Corporation. The certificate of incorporation of SOLO Energy Corporation limits SCANA Corporation and its wholly owned subsidiaries to an aggregate power to vote of 18% of total number of votes entitled to be cast on matters not requiring separate voting by the holders of Series B Preferred Stock.


ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                                               Principal  Issue           Person to Whom  Collateral Consideration
                               Type of         Amount of   or    Cost of  Security was    Given with    for Each
   Company Issuing Security   Security Issued  Security  Renewal Capital   Issued          Security     Security
   ------------------------  ----------------- --------  ------- -------    ------          --------     --------






Company Contributing Capital                     Company Receiving Capital     Amount of Capital Contribution
----------------------------                     -------------------------     ------------------------------

South Carolina Electric & Gas Company                SC Coaltech No. l LP              $1,520,000
South Carolina Electric & Gas Company                Coaltech No. l LP                   $710,698

ITEM 3 - ASSOCIATE TRANSACTIONS

PART I  - Transactions Performed by Reporting Companies on Behalf of Associate Companies

  Reporting Company      Associate Company       Types of Services      Direct Costs      Indirect    Cost of    Total Amount
 Rendering Services      Receiving Services           Rendered           Charged      Costs Charged   Capital       Billed
 ------------------      ------------------           --------           -------      -------------   -------       ------

SC  Coaltech No. 1 LP   South Carolina Electric    Synthetic Fuel Sales   $21,514,146       -            -      $21,514,146
                             & Gas Company
Coaltech No. 1 LP       South Carolina Electric    Synthetic Fuel Sales     $8,970,149      -            -        $8,970,149
                             & Gas Company

PART II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

           Associate Company              Reporting Company   Type of Services  Direct Costs    Indirect    Cost of  Total Amount
           Rendering Services             Receiving Services      Rendered        Charged    Costs Charged  Capital    Billed
           ------------------             ------------------      --------         -------    -------------  -------    ------

South Carolina Electric & Gas Company  SC Coaltech No.1 LP       Coal Sales      $22,051,539        -           -    $22,051,539
South Carolina Electric & Gas Company  SC Coaltech No.1 LP     Fuel Handling        $149,215        -           -       $149,215
South Carolina Electric & Gas Company  Coaltech No. 1 LP         Coal Sales      $9,420,638         -           -     $9,420,638
South Carolina Pipeline Corporation    SCG Pipeline, Inc.    Preliminary Survey
                                                             and Investigation   $2,905,278         -           -     $2,590,574 (1)

(1) Costs of $314,704 have been incurred by South Carolina Pipeline Corporation for services rendered to SCG Pipeline, Inc. but have not yet been billed to SCG
Pipeline, Inc.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
                 (Dollars in Thousands)

Investments in energy-related companies:
       Total consolidated capitalization as of March  31, 2002  $6,048,124
(A)                                                                       Line 1
         Total capitalization multiplied by 15%
             (line1 multiplied by 0.15)                           907,219 Line 2
         Greater of $50 million or line 2                        $907,219
         Total current aggregate investment:
            (categorized by major line of energy-related business)
             Energy-related business category 1                       -
             Energy-related business category 2                       -
             Energy-related business category 3                       -
             Energy-related business category 4                       -
             Energy-related business category 5                       -
             Energy-related business category 6 (B)               3,293
             Energy-related business category 7                       -
             Energy-related business category 8                       -
             Energy-related business category 9 (C)                   1
             Energy-related business category 10                      -
                 Total current aggregate investment              $3,294   Line 4

         Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company
         system (line 3 less line 4)                           $903,925   Line 5

Investments in gas-related companies:
         Total current aggregate investment:
             (categorized by major line of gas-related business)
         Gas-related business category 1                             -
         Gas-related business category 2                             -
                 Total current aggregate investment                  -
                                                               ----------------

(A) Includes common equity, preferred stock and mandatorily redeemable preferred securities, long-term debt and current maturities and short-term borrowings.

(B)  Consists of investments in SC Coaltech No. l LP and Coaltech No. 1 LP

(C) Consists of investment in SCG Pipeline, Inc.



ITEM 5 - OTHER INVESTMENTS
      (Dollars in Thousands)

     Major line of energy-   Other investment in  Other investment in  Reason for difference
       related business       last U-9C-3 report  this U-9C-3 report   in Other Investment
       ----------------         ----------------- ------------------   -------------------

Energy-related business category 1
   SCANA Resources, Inc.           ($7,843)   ($7,843)
   PSNC Blue Ridge Corporation      $2,740     $2,888                          Other comprehensive income
                                                                                 from derivatives.

Energy-related business category 3
   Clean Energy Enterprises, Inc.              $7,071           $7,071

Energy-related business category 4
   ServiceCare, Inc.                          ($3,745)         ($4,724)        Dividend of subsidiary offset by
                                                                                   income tax benefit allocation.

Energy-related business category 5                                             Other comprehensive income from
   SCANA Energy Marketing, Inc.             ($67,140)          ($44,253)           derivatives offset by a
                                                                               dividend of
                                                                                   subsidiary.

Energy-related business category 7
   Primesouth, Inc.                           ($4,528)         ($4,522)        Income tax benefit allocation.



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         FINANCIAL STATEMENTS

Exhibit A-1   SC Coaltech No. 1 LP Balance Sheet as of March 31, 2002 - filed under confidential treatment pursuant to Rule 104(b)
Exhibit A-2   SC  Coaltech No. 1 LP Income Statement for the Periods ended
              March 31, 2002 - filed under confidential treatment pursuant to
              Rule 104(b)
Exhibit B-1   SCANA Resources, Inc. Balance Sheet as of March 31, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit B-2   SCANA Resources, Inc. Income Statement for the Periods ended
              March 31, 2002-filed under confidential treatment pursuant to
              Rule 104(b)
Exhibit C-1   SCANA Energy Marketing, Inc. Balance Sheet as of March 31, 2002-
              filed under confidential treatment pursuant to Rule 104(b)
Exhibit C-2   SCANA Energy Marketing, Inc. Income Statement for the Periods
              ended March 31, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit D-1   ServiceCare, Inc. Balance Sheet as of March 31, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit D-2   ServiceCare, Inc. Income Statement for the Periods ended March 31,
              2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit E-1   Primesouth, Inc. Balance Sheet as of March 31, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit E-2   Primesouth, Inc. Income Statement for the Periods ended March 31,
              2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit F-1   Clean Energy Enterprises, Inc. Balance Sheet as of March 31, 2002-
              filed under confidential treatment pursuant to Rule 104(b)
Exhibit F-2   Clean Energy Enterprises, Inc. Income Statement for the Periods
              ended March 31, 2002-filed under confidential treatment pursuant
              to Rule 104(b)Exhibit G-1   PSNC Blue Ridge Corporation Balance
              Sheet as of March 31, 2002-filed under Confidential treatment pursuant to Rule 104(b)
Exhibit       G-2 PSNC Blue Ridge Corporation Income Statement for the
              Periods ended March 31, 2002-filed under confidential
              treatment pursuant to Rule 104(b)
Exhibit H-1   SCG Pipeline, Inc. Balance Sheet as of March 31, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit H-2   SCG Pipeline, Inc. Income Statement for the Periods ended March
              31, 2002-filed under confidential treatment pursuant to Rule 104
              (b)
Exhibit I-1   Coaltech No. 1 LP Balance Sheet as of March 31, 2002-filed under confidential treatment pursuant to Rule 104(b)
Exhibit I-2   Coaltech No. 1 LP Income Statement for the Periods ended March 31,
              2002-filed under confidential treatment pursuant to Rule 104(b)

EXHIBITS
Exhibit   J     Certificate of SCANA Corporation

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on the 24th day of May 2002.



                               SCANA Corporation
                                   Registrant





                        By:  s/James E. Swan, IV
                             ---------------------------------------

                               James E. Swan, IV
                               ------------------------------------
                                                (Name)
                             Controller
                             --------------------------------------
                             (Title)

                             May 24, 2002
                             ------------------------------
                             (Date)

                                                                Exhibit J



                                   Certificate

         Pursuant to the requirements of Rule 58 of the Public Utility Holding Company Act of 1935, the undersigned certifies that:

         A copy of SCANA's quarterly report on Form U-9C-3 for the quarterly period ended December 31, 2001, was filed with the state commissions having jurisdiction over the retail rates of SCANA Corporation's public utility subsidiary companies. The names and addresses of these state commissions are as follows:

                           South Carolina Public Service Commission
                           P. O. Box 11649
                           Columbia, SC  29211


                           North Carolina Utilities Commission
                           4325 Mail Service Center
                           Raleigh, NC  27699-4325





May 24, 2002                 By:         s/James E. Swan, IV
                                -------------------------------------------
                                         James E. Swan, IV
                                         Controller
                                         (principal accounting officer)